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                              January 19, 2023

       James Spellmire
       Chief Financial Officer
       Fresh Vine Wine, Inc.
       11500 Wayzata Blvd. #1147
       Minnetonka, MN 55305

                                                        Re: Fresh Vine Wine,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 30,
2022
                                                            File No. 333-269082

       Dear James Spellmire:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed December 30, 2022

       Management, page 48

   1. Please update your compensation disclosure to reflect the fiscal year ended December 31,
                                                        2022.
       Incorporation of Certain Information by Reference, page 56

   2. It appears that you are attempting to rely on Instruction VII to Form S-1 to incorporate by reference previously
filed Exchange Act reports. Because you have not yet filed your
                                                        Form 10-K for your most
recently completed fiscal year, December 31, 2022, it therefore appears that you have
not satisfied the requirements of paragraph C of that instruction.
                                                        Please either file your
Form 10-K, including the information required by Part III, or revise your registration
statement to include all disclosures required by Form S-1.
 James Spellmire
Fresh Vine Wine, Inc.
January 19, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Gregory Herbers at 202-551-8028 or Erin Purnell at 202-551-3454 with any other questions.



                                                           Sincerely,
FirstName LastNameJames Spellmire
                                                           Division of
Corporation Finance
Comapany NameFresh Vine Wine, Inc.
                                                           Office of
Manufacturing
January 19, 2023 Page 2
cc:       Alan M. Gilbert
FirstName LastName